        Animas Resources Ltd.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

August 31, 2011

NR 11-7

ANIMAS RESOURCES TO RAISE $3.4 MILLION FROM A NEW CONTROLLING SHAREHOLDER

Animas Resources Ltd. (TSX.V:ANI) announces that it has agreed to raise $3.4 million by way of a non-brokered private placement of Units at $0.20 per Unit. Mr. Ernesto Echavarria will be the sole purchaser of the Units and, subject to shareholder approval, will become a 39.1% shareholder of Animas.

Mark T. Brown, Chair of the Board of Directors of Animas, commented that, “We are pleased to have the continued support of Mr. Echavarria.  The Company and Mr. Echavarria share the same vision and confidence that the Santa Gertrudis gold deposits can once again produce gold as they did in the 1990s.” The gold resources at Santa Gertrudis, a formerly producing mine, were upgraded to NI 43-101 inferred status and announced on January 5th, 2011 and May 19, 2009.

Animas’ Strategic Plan

Animas’ new strategic plan to advance the Company and take advantage of the current high gold prices includes the following:

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Complete resource definition drilling and engineering work on the 100% owned Santa Gertrudis Gold Project in Mexico on the existing gold resource areas.

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Sell its interest in the Kinsley Mountain Gold project in Nevada.

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Reduce operating costs in all areas to focus shareholder’s funds on advancing the Santa Gertrudis project towards gold production.

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Implement management changes and make new additions to the team to become a gold production focused company.

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Complete this financing to advance the first stages of the new strategic plan.

The further investment by Mr. Echavarria, a Mexican citizen, is a strong vote of confidence in the Company. Mr. Echavarria has numerous investments in mineral exploration companies and has made this type of investment very successfully in the past in the form a strategic financing in Copper Fox Metals Inc. which has been very successful.  In reviewing financing options, Animas concluded that this financing was the best option to build shareholder value for all shareholders.

Mr. Echavarria is already an insider of the Company and currently owns 19.5% of Animas.  In accordance with TSX Venture Exchange policies, a Special Meeting of the shareholders of Animas will be held at the end of October 2011 to request shareholder approval of this offering because Mr. Echavarria’s interest will exceed the 20% ownership threshold.

Mr. Echavarria has extensive experience in investing and is active both in executive and Board roles with various companies. He is a Certified Public Accountant and has significant shareholdings in certain large companies in Mexico including MegaCable Holding SAB, as a controlling shareholder. He is also an executive and director of Franks Distributing which is a major distributor of fruit and vegetables, and a major real estate developer throughout Mexico.

Animas believes that Mr. Echavarria’s involvement, along with the new strategic plan, will be a significant benefit to all shareholders of Animas.

Effective September 1, 2011, the Board of Animas has also appointed Mr. John Wilson as the President and CEO of the Company to lead the advancement of the Santa Gertrudis gold project in Mexico. Mr. Wilson has been the Company’s Vice President of Exploration for the past four years and has lead many successful exploration programs over his 40 year career. His work for Cyprus, Codelco Corporation, Amoco Minerals, Amax and Essex has ranged from initial prospect evaluation to the design and management of regional exploration, deposit modeling and development programs.

Mr. Gregory E. McKelvey, formerly the Company’s President & CEO, will maintain a Director role with Animas and continue to be involved in oversight of the Company’s operations. His past experience and leadership within Animas will continue to add value for the Company.

Further plans on the Santa Gertrudis program and the Kinsley Mountain project will be announced shortly.

Financing

The non-brokered private placement will consist of 17,000,000 units (a “Unit”) at $0.20 per Unit for gross proceeds of $3.4 million, subject to acceptance by both the TSX Venture Exchange and the Shareholders of the Company.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.30 per common share.  The securities will have a four-month hold from the date of closing.

At the upcoming Special Meeting, shareholders will be asked to approve the $3,400,000 financing. Upon completion of the proposed financing, Mr. Ernesto Echavarria, an insider and a control person of Animas Resources Ltd., as defined by the regulations of the TSX Venture Exchange will own 39.1% of the Company, and 46.4% on a fully diluted basis.

The financing proceeds will be used to advance the Santa Gertrudis gold project in Mexico towards pre-feasibility status.

Potential Future Financing

To show continued support of the Company and Mr. Echavarria’s commitment to the Company to advance the Santa Gertrudis gold project, Mr. Echavarria has also agreed to a non-binding arrangement to provide the Company with a $10 million line of credit subject to receipt of a positive feasibility study towards production.. Terms of this loan will be settled shortly and will be subject to approval of the TSX Venture Exchange.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “Mark T. Brown”

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Mark T. Brown, Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected